UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

GAYLORD ENTERTAINMENT COMPANY

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

367905106

(CUSIP Number)

Michael G. Smith

TRT Holdings, Inc.

600 East Las Colinas Blvd.

Suite 1900

Irving, Texas  75039

Telephone: (214) 283-8500

Facsimile: (214) 283-8514

Copy To:

Glen J. Hettinger

Fulbright & Jaworski L.L.P.

2200 Ross Avenue, Suite 2800

Dallas, Texas 75201

Telephone: (214) 855-8000

Facsimile: (214) 855-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367905106

1.	Names of Reporting Persons TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,643,129

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,643,129

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,643,129

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.8%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 367905106

1.	Names of Reporting Persons Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,647,629

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,647,629

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,647,629

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.8%

14.	Type of Reporting Person (See Instructions) IN

The Schedule 13D filed on July 21, 2008 by TRT Holdings, Inc., a Delaware corporation (“TRT Holdings”), and Robert B. Rowling, an individual resident of the State of Texas (“Mr. Rowling” and, together with TRT Holdings, the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Common Shares”), of Gaylord Entertainment Company, a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on January 15, 2009, Amendment No. 2 filed on January 23, 2009, Amendment No. 3 filed on January 28, 2009, Amendment No. 4 filed on March 11, 2009, Amendment No. 5 filed on December 12, 2009, Amendment No. 6 filed on August 12, 2011, Amendment No. 7 filed on January 17, 2012, and Amendment No. 8 filed on July 17, 2012 (collectively, the “Schedule 13D”), is hereby amended and supplemented as set forth below by this Amendment No. 9 to the Schedule 13D.  The Schedule 13D shall not be modified except as specifically provided herein.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On August 6, 2012, the Issuer and TRT Holdings entered into a stock repurchase agreement (the “Repurchase Agreement”) pursuant to which TRT Holdings sold 5,000,000 Common Shares to the Issuer in a privately negotiated transaction at a price of $37.00 per share, for aggregate consideration of $185,000,000 (such transaction, the “Repurchase”).

Pursuant to the Repurchase Agreement, the Issuer also agreed, within 24 hours following the execution of the Repurchase Agreement, to (i) file an automatic shelf registration statement on Form S-3 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) pursuant to which TRT Holdings will pursue the resale of up to 5,643,129 Common Shares (the “Secondary Shares”) through an underwritten public offering (the “Secondary Offering”), together with the issuance of shares of Common Stock which may be sold by the Issuer pursuant to an over-allotment option under the Underwriting Agreement (as defined below) (the “Underwriters’ Option Shares”), and (ii) maintain the effectiveness of such Registration Statement until the consummation of the Secondary Offering or the election of TRT Holdings not to proceed with the Secondary Offering as described below.  Following the marketing of the resale of all of the Secondary Shares under the Registration Statement, it is contemplated that, on or about August 13, 2012, TRT Holdings may, but is not obligated to, enter into an underwriting agreement and other customary agreements (such agreements, collectively, the “Underwriting Agreement”) covering the resale of the Secondary Shares pursuant to the Registration Statement, which Underwriting Agreement would contain a firm price for the Secondary Shares.  In connection with the Secondary Offering, the Issuer has agreed not to publicly offer or sell any Common Shares on behalf of itself, any of its affiliates, or any other person (other than TRT Holdings) during the time the Registration Statement is effective (provided, that this restriction will, in any event, not extend past September 15, 2012), except for Underwriters’ Option Shares.  The Issuer has agreed to pay any and all fees and expenses incident to the Secondary Offering, except for the legal and other professional fees of TRT Holdings, which will be paid by TRT Holdings, and the underwriting discounts and commissions payable to the underwriters upon the sale of the Secondary Shares, which discounts and commissions will be paid one-half by the Issuer and one-half by TRT Holdings.

In the event that TRT Holdings does not dispose of all of its Common Shares in the Secondary Offering, the Repurchase Agreement provides TRT Holdings with the right to demand that the Issuer file and cause to become effective one registration statement for the resale of 100% (but not less than 100%) of the remaining Common Shares then owned by TRT Holdings during the period from May 1, 2013 through December 31, 2013.

Pursuant to the Repurchase Agreement, TRT Holdings also agreed to vote all Common Shares that it is entitled to vote at the special meeting of stockholders (including all adjournments or postponements thereof) (the “Special Meeting”) described in the proxy statement/prospectus forming part of the Registration Statement on Form S-4 (Reg. No. 333-182352) in favor of (1) the proposal to adopt the Agreement and Plan of Merger, dated July 27, 2012, by and between the Issuer and Granite Hotel Properties, Inc., a wholly-owned subsidiary of the Issuer, which is part of restructuring transactions intended to enable the Issuer to qualify as a real estate investment trust (“REIT”) for federal income tax purposes, (2) the proposal to approve the issuance of Common Shares as part of a one-time special distribution related to the distribution of the Issuer’s accumulated earnings and profits to its stockholders in connection with the REIT conversion, and (3) the proposal to permit the Board to adjourn the Special Meeting, if necessary, for further solicitation of proxies if there are not sufficient votes at the originally scheduled time of the Special Meeting to approve the foregoing proposals.

The Repurchase Agreement includes a standstill provision restricting TRT Holdings and designated affiliates from taking specified actions from the date of the Repurchase Agreement through August 6, 2015 (the

“Restricted Period”), including acquiring any securities, indebtedness or assets of the Issuer, making any take-over bid, merger or tender offer involving the Issuer, influencing or controlling the Issuer’s management or its Board of Directors (the “Board”), and participating in any proxy solicitation with respect to the Issuer.

Under the Repurchase Agreement, each of Issuer, TRT Holdings and designated affiliates agreed (i) not to disparage the other party during the Restricted Period, and (ii) to release the other party from all past, existing or future claims relating to any claims occurring on or prior to the closing of the Repurchase.

The description of the Repurchase Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the Repurchase Agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)           At the close of business on August 6, 2012, TRT Holdings beneficially owned 5,643,129 Common Shares and Mr. Rowling beneficially owned 5,647,629 Common Shares, each of which constitutes approximately 12.8% of the class outstanding.  The aggregate percentage of Common Shares reported as beneficially owned by the Reporting Persons is based upon 44,137,465 Common Shares outstanding as of August 6, 2012 (after giving effect to the 5,000,000 Common Shares repurchased by the Issuer pursuant to the Repurchase Agreement), according to the Issuer’s prospectus supplement filed with the SEC on August 7, 2012 with respect to the Secondary Offering described above.  TRT Holdings directly owns 5,643,129 Common Shares and Mr. Rowling directly owns 4,500 Common Shares.  Mr. Rowling indirectly owns the 5,643,129 Common Shares that are owned by TRT Holdings due to his ownership of the shares of Class B Common Stock of TRT Holdings.

(b)           Each of the Reporting Persons, either directly or indirectly, has the power to vote or to direct the vote, and to dispose or to direct the disposition of, the Common Shares reported as beneficially owned by them in Item 5(a).

(c)           As described above in Item 4, on August 6, 2012 the Issuer and TRT Holdings sold 5,000,000 Common Shares to the Issuer in a privately negotiated transaction at a price of $37.00 per share, for aggregate consideration of $185,000,000.  Other than such Repurchase, the Reporting Persons have not effected any transactions in the Common Shares since the Reporting Persons’ most recent filing on Schedule 13D.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares reported in Item 5(a).

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented as follows: The information set forth above in Item 4 is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and supplemented to include the following exhibits:

Exhibit 99.1	Repurchase Agreement, dated as of August 6, 2012, by and between TRT Holdings, Inc. and Gaylord Entertainment Company

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of:  August 7, 2012

TRT Holdings, Inc.

By:	/s/ James D. Caldwell
Name:	James D. Caldwell
Title:	President

/s/ Robert B. Rowling
Robert B. Rowling

ATTENTION.
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).